January 12, 2024

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ta Tanisha Meadows
Joel Parker

Re:     TransUnion
Form 10-K for the Year Ended December 31, 2022
Filed February 14, 2023
File No. 001-37470

To the addressees set forth above:
Set forth below are the responses of TransUnion (“we,” “our,” or the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 18, 2023, relating to the Company’s Form 10-K for the year ended December 31, 2022, filed with the Commission on February 14, 2023 (the “10-K”).
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment.
Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Twelve Months Ended December 31, 2022, 2021 and 2020
Operating Expenses, page 49
1.In your discussion of year over year changes in the various operating expense line items, you identify multiple factors for changes without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future periodic reports, the Company will expand its disclosures in “Management's Discussion and Analysis of Financial Condition and Results of Operations” to quantify the change for each of the factors cited to explain year-over-year changes in operating expense line items. The following is an illustrative example of the revised disclosure that the Company will provide in its Annual Report on Form 10-K for the year ended December 31, 2023 to describe the year-over-year change in operating expenses for 2022 compared to 2021. The revisions are denoted by underlined text.

Operating Expenses
Cost of Services
For 2022, cost of services increased $X million compared with 2021. The increase was due primarily to:
•an increase of $X million in operating and integration-related costs from our recent acquisitions in our U.S. Markets and Consumer Interactive segments;
•an increase of $X million in technology-related costs, including cost for our accelerated technology investment;
•an increase of $X million in organic product costs resulting from the increase in revenue in our U.S. Markets and International segments in the period; and
•an increase of $X million in labor costs, including an increase in stock-based compensation, primarily in our International segment, as we continue to invest in key strategic growth initiatives;
partially offset by,
•a decrease of $X million from the impact of foreign currencies on our international operations.
Selling, General and Administrative
For 2022, selling, general and administrative expenses increased $X million compared with 2021. The increase was due primarily to:
•an increase of $X million in operating and integration-related costs from our recent acquisitions in our U.S. Markets and Consumer Interactive segments;
•an increase of $X million for certain legal and regulatory expenses;
•an increase of $X million in labor costs, as we continue to invest in key strategic growth initiatives; and
•an increase of $X million in travel and entertainment expenses due to increased travel following the easing of COVID-19 travel restrictions, primarily in our U.S. Markets and International segments, partially offset by:
•a decrease of $X million in incentive compensation due to lower financial performance;
•a decrease in advertising expense of $X million, primarily in our Consumer Interactive segment; and
•a decrease of $X million from the impact of foreign currencies on the expenses of our International segment.

Depreciation and amortization
For 2022, depreciation and amortization increased $X million compared with 2021, due primarily to an increase in depreciation and amortization from our recent acquisitions of tangible and intangible assets.

Non-GAAP measures- Twelve Months Ended December 31, 2022, 2021 and 2020: Adjusted EBITDA and Adjusted EBITDA Margin, page 58
2.    We note an adjustment for “Accelerated technology investment” to arrive at Adjusted EBITDA and Adjusted Net Income for all periods presented. Please tell us how your presentation of these non-GAAP measures complies with Item 10(e)(1)(ii)(B), and discuss why these costs do not reflect normal, recurring, cash operating expenses necessary to operate your business. You may also refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.
Response: The Company acknowledges the Staff’s comment, and respectfully advises that it has considered the guidance set forth in Item 10(e)(1)(ii)(B) and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and believes the expenses incurred related to its accelerated technology investment are not normal, recurring cash operating expenses necessary to operate its business and are therefore appropriately reconciled in the Company’s presentation of Adjusted EBITDA and Adjusted Net Income.
The costs related to the Company’s accelerated technology investment are limited to Project Rise and the final phase of technology modernization announced in November 2023. This technology transformation program is a discrete, multi-phase initiative to fundamentally transform the Company’s technology infrastructure by implementing a global cloud-based approach to streamline product development, increase the efficiency of ongoing operations and maintenance, and enable a continuous improvement approach to avoid the need for another major technology overhaul in the foreseeable future. The unique effort to build a secure, reliable and performant hybrid cloud infrastructure requires the Company to dedicate separate resources in order to develop the new cloud-based infrastructure in parallel with its current on-premise environment maintained by the existing technology team to ensure no disruptions to its customers.
Project Rise was announced in February 2020 and was originally expected to be completed in 2022. In December 2021, the Company acquired Neustar, Inc. (“Neustar”) and recognized the opportunity to take advantage of Neustar’s capabilities to enhance and complement the Company’s cloud-based technology already under development as part of Project Rise by leveraging Neustar’s established cloud competence. As a result, the Company extended Project Rise’s timeline to 2024 and increased the total estimated cost to approximately $240 million. In November 2023, the Company announced its plans to further leverage Neustar’s technology to standardize and streamline its product delivery platforms and to build a single global platform for fulfillment of the Company’s product lines. The additional investment is expected to be approximately $90 million during 2024 and 2025 and represents the final phase of the modernization of the Company’s global technology infrastructure and core customer applications.
The Company acknowledges that Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures states that a non-GAAP performance measure excluding normal, recurring, cash operating expenses could be misleading and that the Staff views an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring. While the Company’s accelerated technology investment has been incurred in multiple periods, due to the nature, scope and magnitude of this investment, the Company considers these costs to be transformational and separate from its normal operating expenses related to technology, which has historically been focused on the implementation of individual applications, upgrades, and maintenance in an on-premise environment. Further, as the Company completes the final phase of the accelerated technology investment, it expects to maintain a historically normal level of expense associated with current applications and infrastructure, and such expenses will not be reconciled in the presentation of the Company’s non-GAAP financial metrics. Since the costs associated with the accelerated technology investment are incremental and redundant costs that will not recur after the program has been completed and are not representative of the

Company’s underlying operating performance, the Company believes that its current presentation of Adjusted EBITDA and Adjusted Net Income, including the adjustment for “Accelerated technology investment” allows investors to view the Company’s underlying operating results in the same manner as they are viewed by the Company.
The Company further advises the Staff that it plans to enhance its Non-GAAP disclosure in future filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2023. The Company will provide supplemental information regarding the accelerated technology investment in two sections of Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations - Non GAAP Measures - Non-GAAP Financial Measures”: 1) the definitions of Consolidated Adjusted EBITDA and Adjusted Net Income and 2) the footnotes provided to supplement the adjustments included in the non-GAAP reconciliations for Adjusted EBITDA, Adjusted Net Income and Leverage Ratio. The following is an illustrative example of such enhanced disclosure with revisions denoted by underlined text.
1)    Definitions of Consolidated Adjusted EBITDA and Adjusted Net Income
Consolidated Adjusted EBITDA
The Company has excluded the following items from net income (loss) attributable to TransUnion in order to calculate Adjusted EBITDA for the periods presented:
[each adjustment will be described]
•Accelerated technology investment includes Project Rise and the final phase of technology modernization announced in November 2023. Project Rise was announced in February 2020 and was originally expected to be completed in 2022. In December 2021, the Company acquired Neustar, Inc. (“Neustar”) and recognized the opportunity to take advantage of Neustar’s capabilities to enhance and complement the Company’s cloud-based technology already under development as part of Project Rise. As a result, the Company extended Project Rise’s timeline to 2024 and increased the total estimated cost to approximately $240 million. In November 2023, the Company announced its plans to further leverage Neustar’s technology to standardize and streamline its product delivery platforms and to build a single global platform for fulfilment of the Company’s product lines. The additional investment is expected to be approximately $90 million during 2024 and 2025 and represents the final phase of the modernization of the Company’s global technology infrastructure and core customer applications. The Company expects that the accelerated technology investment will fundamentally transform the Company’s technology infrastructure by implementing a global cloud-based approach to streamline product development, increase the efficiency of ongoing operations and maintenance, and enable a continuous improvement approach to avoid the need for another major technology overhaul in the foreseeable future. The unique effort to build a secure, reliable and performant hybrid cloud infrastructure requires the Company to dedicate separate resources in order to develop the new cloud-based infrastructure in parallel with its current on-premise environment maintained by the existing technology team to ensure no disruptions to its customers. The costs associated with the accelerated technology investment are incremental and redundant costs that will not recur after the program has been completed and are not representative of the Company’s underlying operating performance. Therefore, excluding these costs from the Company’s non-GAAP measures provides a better reflection of the Company’s ongoing cost structure. These costs are primarily reported in cost of services and therefore do not include amounts that are capitalized as internally developed software.
Adjusted Net Income
The Company has excluded the following items from net income (loss) attributable to TransUnion in order to calculate Adjusted Net Income for the periods presented:
[each adjustment will be described]
•Accelerated technology investment (see Consolidated Adjusted EBITDA above)
2)    The footnotes provided to supplement the adjustments included in the non-GAAP reconciliations for Adjusted EBITDA and Adjusted Net Income
3. Represents expenses associated with the Company’s accelerated technology investment to migrate to the cloud. There are three components of the accelerated technology investment: (i) building foundational capabilities which includes establishing a modern, API-based and services-oriented software architecture, (ii) the migration of each application and the customer data to the new enterprise platform including the redundant software costs during the migration period as well as the efforts to decommission the legacy system, and (iii) program enablement includes dedicated resources to support the planning and execution of the program. The amounts for each category of cost are as follows:

Twelve Months Ended December 31,
Cost Category:	2022	2021	2020
Foundational Capabilities	$ X	$ X	$ X
Migration Management	X	X	X
Program Enablement	X	X	X
Total accelerated technology investment	$ X	$ X	$ X
*********
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 312-985-3678 should you need any additional information.

Sincerely,

TransUnion

By:	/s/ Todd M. Cello
	Name:	Todd M. Cello
	Title:	Executive Vice President,
Chief Financial Officer